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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13D-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)

E-SIM LIMITED (formerly known as Emultek) (Name of Issuer)
AMERICAN DEPOSITORY RECEIPTS (Title of Class of Securities)
ISIN IL0010829245 (SEDOL 2275431) (CUSIP Number)
DECEMBER 19, 2001 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

        /x/      Rule 13d-1(b)

        / /      Rule 13d-1(c)

        / /      Rule 13d-1(c)

CUSIP No. ISIN IL0010829245 (SEDOL 2275431)	PAGE 2 OF 6 PAGES

SCHEDULE 13G

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	/ /
		(b)	/x/
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
		6	SHARED VOTING POWER None
		7	SOLE DISPOSITIVE POWER None
		8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES / /
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%
12	TYPE OF REPORTING PERSON IA;OO

CUSIP No. ISIN IL0010829245 (SEDOL 2275431)	PAGE 3 OF 6 PAGES

ITEM 1.

(A)	NAME OF ISSUER:
e-Sim Ltd. (formerly known as Emultek)
(B)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
5 Kiryat Mada Street Industrial Park Har-Hotzvim Jerusalem, 91450 Israel

ITEM 2.

(A)	NAME OF PERSONS FILING:
Oaktree Capital Management, LLC
(B)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OF THE REPORTING PERSONS:
333 South Grand Ave., 28th Floor Los Angeles, California 90071
(C)	CITIZENSHIP:
California
(D)	TITLE OF CLASS OF SECURITIES:
American Depository Receipts, par value 0.1 NIS (New Israeli Share)
(E)	CUSIP NUMBER:
ISIN IL0010829245 (SEDOL 2275431)

CUSIP No. ISIN IL0010829245 (SEDOL 2275431)	PAGE 4 OF 6 PAGES

ITEM 3.

        IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	/ /	Broker or Dealer registered under Section 15 of the Exchange Act;
(b)	/ /	Bank as defined in section 3(a)(6) of the Exchange Act;
(c)	/ /	Insurance Company as defined in section 3(a)(19) of the Exchange Act;
(d)	/ /	Investment Company registered under section 8 of the Investment Company Act;
(e)	/x/	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	/ /	An Employee Benefit Plan, or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	/ /	Parent Holding Company or Control Person in accordance with 13-1(b)(ii)(G);
(h)	/ /	A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	/ /	A Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act;
(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(H)

ITEM 4.    OWNERSHIP*

(a)	Amount beneficially owned: -0-
(b)	Percent of class: 0.00%
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: -0-
	(ii)	Shared power to vote or to direct the vote: -0-
	(iii)	Sole power to dispose or direct the disposition of: -0-
	(iv)	Shared power to dispose or direct the disposition of: -0-

        *  Oaktree Capital Management, LLC, a California limited liability company, is filing this Schedule 13G in its capacities (i) as the general partner of OCM Emerging Markets Fund, L.P., a Delaware limited partnership ("EMF I"), (ii) as the general partner of OCM Emerging Markets Fund II, L.P., Delaware limited partnership ("EMF II") and (iii) as the general partner of OCM Pacific Moon Fund, L.P., a Delaware limited partnership ("PMF"). EMF I, EMF II and PMF do not beneficially own any of the Issuer's American Depository Receipts.

CUSIP No. ISIN IL0010829245 (SEDOL 2275431)	PAGE 5 OF 6 PAGES

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    /x/.

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        Not Applicable.

ITEM 7.    IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
                  THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

        Not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        Not applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

        Not applicable.

ITEM 10.    CERTIFICATION.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

CUSIP No. ISIN IL0010829245 (SEDOL 2275431)	PAGE 6 OF 6 PAGES

SIGNATURE

        After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.

        Dated as of this 23rd day of January, 2002.

OAKTREE CAPITAL MANAGEMENT, LLC
/s/ JOHN B. FRANK
By:	John B. Frank
Title:	Managing Director and General Counsel

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  ITEM 1.
  ITEM 2.
  ITEM 3.
  ITEM 4. OWNERSHIP
  ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
  ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
  ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
  ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
  ITEM 9. NOTICE OF DISSOLUTION OF GROUP.
  ITEM 10. CERTIFICATION.
SIGNATURE